Item 77I 	Deutsche Government Series (a series
of Cash Reserve Fund, Inc. (the
"Fund"))
Upon the recommendation of Deutsche Investment
Management Americas Inc., the Advisor, the
Fund's Board of Directors has authorized the Fund's termination and liquidation, effective April
21, 2017 (the "Liquidation Date"). Accordingly, the
Fund will redeem all of its outstanding shares on the Liquidation Date. Effective March 6, 2017, in connection with the liquidation, the Fund will be closed to investments for new accounts.